SONS OF GWALIA LTD
ACN 008 994 287

GWALIA

02042878

02 JUL 25 AM 10:21

SUPPL

18 July, 2002
1087:tcl

Mr Samuel Wolff
Special Counsel
Securities & Exchange Commission
Office of International corporate Finance
450 5th Street, NW
Washington DC 20549
USA

Dear Sir

FILE NBR 82-1039

In accordance with Rule 12g3-2(b) of the Securities Exchange Act, we enclose herewith the following, which have been released to the Australian Stock Exchange:

- June 2002 Quarter Activities Report
- June 2002 Quarter Media Release

Yours faithfully

PROCESSED
AUG 01 2002
THOMSON
FINANCIAL

For and on behalf of
Sons of Gwalia Ltd

for

Peter Lalor
Executive Chairman

Att

Copy: Jo-Ann R Ward
Citibank NA, New York

dlw 7/29

16 Parliament Place, PMB 16, West Perth, Western Australia 6872
Tel (61-8) 9263 5555 Fax (61-8) 9481 1271
E-Mail: gwalia@sog.com.au

MEDIA Release

02 JUL 25 AM 10:52

GWALIA

18 July 2002

QUARTERLY REPORT FOR THREE MONTHS ENDED 30 JUNE 2002

SONS OF GWALIA LTD ACHIEVES RECORD TANTALUM AND GOLD PRODUCTION AND SALES FOR THE 2002 FINANCIAL YEAR

Sons of Gwalia ("the Company") today reported its June 2002 Quarterly Report where it reported record tantalum production of 2.13 million lbs and sales of 2.0 million lbs in line with contract commitments.

Reported gold production of 541,224 ounces for the year was also a record and the Company confirmed that it expected this gold production to increase by approximately 10% to in excess of 600,000 ounces in the 2002/03 financial year.

Given the solid operating results the Company also reconfirmed its earlier earnings guidance that the second half 2002 operating net operating profit after tax would be in line with the first half's result.

STRATEGIC REVIEW OF GOLD DIVISION

A Strategic Review of the Gold Division results in production in excess of 600,000 ounces a year for the next five years.

The Company, through the acquisition of PacMin Mining Corporation, has consolidated its position in three key strategic gold belts, each of which will support substantial production profiles over the next five years with significant potential to extend beyond this timeframe. The Five Year Plan has predicted solid cash and EBIT margins of approximately $200/oz and $100/oz respectively given estimated costs and the current gold book's average delivered price of $585/oz.

Sons of Gwalia Ltd
Locked Bag 16 West Perth Western Australia 6872
Tel: (618) 9263 5555 Fax: (618) 9481 1271 Website: www.sog.com.au


REGIONAL GOLD PRODUCTION FIVE YEAR FORECAST
Ounces
700,000
600,000
500,000
400,000
300,000
200,000
100,000
-
FY03
FY04
FY05
FY06
FY07
130
225
245
170
250
190
170
250
200
175
275
150
170
275
200
Leonora
Southern Cross
Laverton

The Executive Chairman, Mr Peter Lalor said "Given the detail and integrity in the planning process, this now provides an excellent base from which to seek to improve cost and production profiles over the term of this Plan."

Mr Lalor also said "The Company's gold production profile, and its three key land positions, confirms the Company as the third largest Australian gold producer and explorer and represents significant value to shareholders."

For more information please contact:

Mark Cutifani, Managing Director
David Paull, General Manager – Business Development

Or our home page on www.soq.com.au

Tel: (618) 9263 5555 ***Fax: (618) 9481 1271***

REPORT ON ACTIVITIES
For The Quarter Ended 30 June 2002

HIGHLIGHTS

GOLD

- **Gold production for the quarter of 141,529 fine ounces.**
- **Gold cash costs of $372 per ounce with a realised price of $592 per ounce yielding a strong cash margin of $220 per ounce.**
- **Record annual gold production of 541,224 ounces at a cash margin of $212 per ounce.**
- **Gold Strategic Review completed and has identified a minimum 600,000 ounces of production going forward for at least five years. Current prospects and ground positions indicate significant potential to extend this production rate beyond five years.**

ADVANCED MINERALS

- **Record quarterly tantalum production of 716,494 lbs.**
- **Record annual tantalum production of 2,138,841 lbs.**
- **Record quarterly and annual tantalum sales of 632,270 lbs and 2,015,059 lbs respectively in line with sales contracts.**
- **Tantalum expansions operating at design capacity and now moving into optimisation phase.**
- **Performance of the Wemen Mineral Sands mine in the Murray Basin continues strong improvement.**
- **Significant new high grade mineral sand discovery at Ouyen located 35 kilometres from Wemen.**

EXECUTIVE CHAIRMAN'S COMMENTS

OVERVIEW

The 2002 fiscal year has been a year of major development and growth for the Company with the successful completion of a number of significant projects and transactions.

The acquisition of PacMin Corporation Limited's ("PacMin") interests at Leonora and South Laverton has consolidated the Company's position as Australia's third largest gold producer, while underpinning a record production performance for the year.

The completion of the expansions of the processing and open cut mining operations at Greenbushes and Wodgina have doubled the size of the Company's tantalum business, further improving market share and its strategic position in the global tantalum industry.

The establishment of the first Mineral Sands operation and significant resource base in the Murray Basin has put the Company in a strong position in this emerging and significant Mineral Sands province.

GOLD

Record gold production of 541,224 ounces for the year was underpinned by the successful acquisition of PacMin's Leonora and South Laverton gold tenements and assets. While cash margins on gold sales were lower than last year, the realised margin of $212 per ounce for the year remains one of the highest in the industry and will continue to underwrite strong returns for the business going forward.

The confirmation of a sustainable 600,000 ounce production base with resource extension potential and prospective land holdings has positioned the Company to continue to deliver long term value from its gold business.

The Company will, in accordance with its usual practice, include a formal statement of its Gold and Advanced Minerals reserves and resources in our Annual Report. As referenced in the Quarterly Report, there will be some marginal reductions in Reserve ounces at the Leonora and Laverton regions, all of which have been taken into account in the Strategic Review and Five Year Plan.

ADVANCED MINERALS

Record tantalum production and sales is a sound achievement in the context of the broader economic climate. This performance further demonstrates the value of the Company's strategic position in the global tantalum market and the strength of its relationship with its customers.

Demand for tantalum in the all important electronic sector, is slowly improving with inventory levels being reduced at various points along the supply chain. However, demand will ultimately be dependent upon improved global economic conditions, which will encourage renewed spending on information technology hardware. The Company's tantalum business is now well positioned to benefit from any improvements in business conditions.

The Company has again significantly increased its heavy minerals resource base in the Murray Basin which now represents a significant and valuable asset. The Company will continue to assess opportunities to consolidate the various resources in the Murray Basin.

SUMMARY

In summary, the 2002 year has been a year of substantial restructuring and growth as the Company positions itself for the future.

Both the Company's gold and tantalum businesses have reported record production levels and have been positioned to improve on these levels.

Finally, as advised in February, the Company reconfirms market earnings guidance of a net operating profit after tax for the half year ended June 2002, in line with the December 2001 result.

Peter Lalor
Executive Chairman
18 July 2002

South Laverton Outlook

High grade sources will be supplemented with lower grade stocks in the September and December quarters, with Monty's Dam commencing its contribution in the December quarter. In the second half of the fiscal year, production will improve as access to a broader range of high grade sources will reduce the need to supplement processing feed with the low grade ore stocks.

SOUTH LAVERTON REGION – EXPLORATION

Deep South Prospect

Drilling continued at the Deep South Prospect, five kilometres east of Safari Bore, to investigate extensions to the previously reported Inferred Mineral Resource of 1.5 million tonnes at 4.0g/t gold for 200,000 ounces. Drilling beneath the resource has identified extensions of the two main shoots to depths of up to 350 metres below surface. Intersections included:

Interval (m)	Grade (g/t Au)	Depth (m)
12.1	10.63	360.4
7.0	5.02	197.0
12.0	7.05	258.0
5.0	6.82	311.0
12.0	4.59	305.0

Both shoots remain open at depth and along strike beneath the defined resource. Further drilling is planned targeting potential depth and strike extensions to further increase the size of the resource.

At the Mexico Prospect, 300 metres south of Deep South, drill testing of a geophysical anomaly returned an intersection of 5 metres at 4.78g/t gold from 132 metres. Down-hole geophysical surveys indicate additional anomalies at depth, trending north towards Deep South. These targets will be drill tested in the next quarter to assess their economic potential and the possibility of a link to the Deep South mineralisation.

Kilimanjaro Prospect

First-pass aircore drilling of a geophysical target at this prospect, located in the Safari Shear Zone, six kilometres south of Safari Bore, returned encouraging results. These included 3 metres at 11.01g/t gold from 45 metres and 3 metres at 1.34g/t gold from 66 metres. Infill drilling is planned to investigate these intersections.

GOLD DIVISION – STRATEGIC REVIEW

CONTEXT

In October 2001, the Company acquired all the issued capital of PacMin. The addition of the PacMin assets has made a significant contribution to earnings and cash flow for the year ended June 2002. The establishment of a production centre in the South Laverton region, when combined with the Company's existing resources and prospective exploration ground, provides a solid base for gold operations in this emerging region. The acquisition of the Tarmoola operation will provide continuity of operations in the Leonora region until such time as the Gwalia Deeps project is expected to come into production in 2006/07.

The Company has now established dominant land and gold production centres in three of the key regional belts of Western Australia. Annual production of 600,000 ounces of gold has been established for the Company's Five Year Plan, confirming the Company's position as one of Australia's largest gold producers and explorers.

The strategic review of the gold business has been progressed based on the approach outlined in the March 2002 quarterly report. The specific objectives of the review are to outline the optimal regional development and production profiles while delivering longer term sustainable profitability.

- land and strategic tenement positions;
- resources and reserves;
- sustainable production levels and cost structures;
- rationalisation of infrastructure and associated management and administration support costs; and
- management of operating cash flows;

to achieve consistent long term earnings from the gold business.

GOLD STRATEGY

The Company's primary gold strategy is to focus on its three key strategic regions of Southern Cross, Leonora and South Laverton. These regions cover approximately 10,000 square kilometres across known gold bearing structures that have produced a combined 14 million ounces of gold. The Company continues to look for significant new deposits with an active exploration and resource development programme.

In summary, the key elements of the Company's Gold Division strategy are:

- consolidate the three key land positions and focus exploration and resource development programmes on high ranking prospects, development targets and resource extensions to known orebody positions;

- extend planning timeframes to provide a minimum five year production schedule from defined resources and reserves;

- rationalise infrastructure and administrative support to operate each region as an integrated and efficient single operating unit;

- focus operating management on production and cost management and improved project execution;

The Company will continue to look for new gold opportunities within Australia however, it recognises that the cost of acquisition of new gold assets, particularly those where there is competition from major gold producers, may well be prohibitive. The focus will therefore be on organic growth through exploration in and around existing regional positions and the ongoing conversion of existing resources to reserves.


REGIONAL PRODUCTION FORECAST
700,000
600,000
500,000
400,000
300,000
200,000
100,000
Ounces
130
225
245
170
250
190
170
250
200
175
275
150
170
275
200
FY03
FY04
FY05
FY06
FY07
Leonora
Southern Cross
South Laverton

Cash costs are expected to be in the A$380-410/oz range with total costs in the A$480-510/oz range. When combined with the Company's gold hedge book, average delivered price of A$585/oz, cash margins of around $200/oz and EBIT margins of around $100/oz are expected to be achieved for the term of the plan.

REGIONAL REVIEW

LEONORA REGION


THUNDERBOX
Thunderbox Structural Corridor
WONDER NORTH
N
25
kilometres
TARMOOLA
RAINBOW
SEVERN
CARDINIA
Leonora
TOWER HILL
SONS OF GWALIA
ULYSSES
Leonora
Laverton
Kalgoorlie
Southern Cross
Perth
WESTERN AUSTRALIA
SGW Tenements
Greenstone Belt
Processing Plant and Mine
Mine
Resource

Land Position and Exploration Strategy

The Company is the dominant producer in the region controlling 2,200 square kilometres of prospective ground which has already demonstrated its potential through the discovery and long term production from Sons of Gwalia, Tarmoola and a range of smaller satellite mines.

The exploration strategy for Leonora consists of three primary elements:

- conversion of current prospects and resources to mineable reserves;
- assessment of the Granite dome adjacent to the current Tarmoola operations targeting "Tarmoola type' structures; and
- assessment of 55 kilometres to the north of Tarmoola along the Thunderbox Structural Zone.

The immediate focus will be to convert Cardinia, Tower Hill and other satellite prospects to reserves for processing as part of the feedstock mix. Annual funding allocations for exploration and resource extensional programmes ranges from $3 million to $5 million over the term of the plan.

Mine Development and Production


LEONORA
Ounces
300000
250000
200000
150000
100000
50000
0
245000
190000
200000
150000
200000
40
45
50
110
15
45
130
10
40
150
20
130
50
10
40
100
FY03
FY04
FY05
FY06
FY07
Tarmoola
Gwalia UG
Satellites
LG Stockpiles
Gwalia Deeps

The principal ore sources for the Leonora region are the Tarmoola open pit and Gwalia Underground mine. The Gwalia treatment facilities will be closed during the second half of the 2002/03 year when economically recoverable low grade stockpile material will have been exhausted. The Tarmoola Mill will continue to operate at approximately 3.5 million tonnes per annum and is expected to treat approximately 2 million tonnes of open pit ore, 600,000 tonnes of ore from the Wonder North satellite deposit and low grade stockpiles. The Gwalia underground operation will then be included in the feedstock mix following closure of the Leonora plant.

Since the acquisition, the Company has undertaken a rigorous geological and operating analysis of the Tarmoola open pit and surrounding satellite resources. While this review is not complete it does appear that some of the historical data used to model the orebodies was subject to statistical bias that has tended to overstate head grades in the order of 5%. As a consequence of correcting this bias and after reviewing the associated economics of extracting some of the deeper, lower grade ore zones it is anticipated that the reserve for the Tarmoola open pit will be downgraded by approximately 150,000 ounces from PacMin's June 2001 assessment. Approximately 70% of the reserve reductions will be reclassified into resources, reflecting future underground potential. Similarly, the Wonder North reserve is expected to be downgraded by approximately 100,000 ounces.

In its assessment of the Tarmoola assets prior to acquisition, the Company assumed lower reserves of 100,000 ounces. Therefore the estimated loss of 250,000 ounces represents a net 150,000 ounces loss against the Company's acquisition model.

The Tarmoola orebody is relatively complex with 9 discrete ore zones defined. The highest grade zones are contained within the northern extents of the orebody, which has provided the bulk of ore feed over the last few years. A major cutback is currently under way to access these deeper northern ore zones. This stripping programme will continue through the 2002/03 year with access to higher grade zones scheduled for the June 2003 quarter. During the next six months, production will therefore be lower and the Wonder North satellite operations will be the primary ore source until access to the high grade northern zones at Tarmoola are re-established.

The Sons of Gwalia Underground mine accessed via the decline, has been scheduled for operation over the next three years. However, recent performance has been inconsistent due to the geotechnical complexity of the remnant stope recovery aspects of the operation. An alternative operating strategy is currently being evaluated which would potentially shorten the mine life but improve economic returns as production would focuses on selective high grade stope extraction. The results of the review will be completed in September and will be advised in the next quarterly report.


Laverton
Tectonic Zone
RED OCTOBER
Tin Dog
SAFARI
DEEP SOUTH
KILIMANJARO
PORPHYRY
Keith-Kilkenny
Tectonic Zone
TWIN PEAKS
MONTY DAM
CAROSUE DAM
N
25
kilometres
Laverton
Perth
WESTERN AUSTRALIA
SGW Tenements
Greenstone Belt
Processing Plant and Mine
Resource
Prospect

Land Position and Exploration Strategy

One of the important strategic drivers behind the PacMin acquisition was the realisation of synergies between PacMin's processing infrastructure and the Company's emerging resources in the South Laverton region.

The introduction of higher grade ore sources from the Company's Safari Bore and Deep South prospects and the Red October Underground, can be brought forward to increase production from the nominal 120,000 ounces per annum previously forecast by PacMin to in excess of 150,000 ounces for the region. For the Company this is a significant value adding step as it brings forward production while substantially reducing the capital infrastructure costs of establishing a stand alone operation in the area. The exploration strategy going forward will focus on:

- extensions to existing high grade sources, including underground extensions to both Safari and Deep South;
- commence infill work on targeted underground developments at Red October and Twin Peaks;
- regional exploration looking for new projects adjacent to the "infrastructure spine" created by the establishment of the major haul road facility from Safari/Red October to Carosue.

Given the recent exploration success in the region the combined exploration/resource extension budget is in excess of $8 million this year and should continue to define further prospects and resources. Long term cost allocations are assumed to be maintained at this level, although obviously will be assessed against prospectivity criteria on an annual basis.

Mine Development and Production


SOUTH LAVERTON
Ounces
200,000
180,000
160,000
140,000
120,000
100,000
80,000
60,000
40,000
20,000
130,000
170,000
170,000
175,000
170,000
50
80
70
80
20
110
40
20
50
60
50
15
50
60
50
10
FY03
FY04
FY05
FY06
FY07
Old Plough Dam
Karari Pits
Safari Bore / Deep South
Red October
Whirling Dervish
LG Stockpiles

The Carosue Dam treatment plant is forecast to treat 2.1 million tonnes of ore in 2002/03 at an average grade of 2g/t. The two principal ore sources will be Old Plough Dam (incorporating Monty's Dam and Twin Peaks) and the Karari deposits. By 2003/04, it is expected that the Safari/Deep South and Red October deposits will become available increasing the average head grade treated to 2.75g/t. While throughput rates are then anticipated to drop to 1.8-1.9 million tonnes per annum due to the harder ore blends, this will be more than offset by the 30% grade increase. Exploration success in the interim may provide additional oxide feed which could assist with maintaining throughput rates in excess of 2 million tonnes per annum.

The Carosue Dam project was developed by PacMin on the basis of three principal open pit sources being Karari, Whirling Dervish and the smaller Luvironza pit. A detailed review of geological models by the Company is anticipated to downgrade average grades across the Karari and Whirling Dervish orebodies by approximately 0.3g/t. The estimated net loss of gold of 200,000 ounces is substantially from deeper, marginal zones and as a consequence, has a lower proportional economic impact. The Company identified the potential for a reserve downgrade in the range 100,000 ounces at the time of the acquisition. This remodelling exercise has meant that the optimum development schedule is for the deeper stages of Karari and the Whirling Dervish deposits be deferred to the latter part of the plan and be replaced by the high grade, lower cost satellite sources. To achieve the revised plan, a significant amount of pre-development and waste stripping is required over the Old Plough Dam and Safari/Deep South open pits in the 2002/03 year. Cash operating costs are anticipated to be high in the December half of 2002 until such time as higher grade Karari ore at the base of the Karari Stage II pit is exposed. Lower cost Old Plough Dam sources are included in the schedule commencing the December quarter.

Opportunities for Enhancement

Current areas of assessment include:

- extensions to existing resources at Old Plough, Safari Bore and Deep South;
- additions to Red October underground;
- underground potential beneath Karari and Whirling Dervish; and
- resources located in close proximity to the new haul road, including the 300,000 ounce Edjudina resource.

SUMMARY

The Company has established itself as the dominant land holder and producer in three of Australia's most prospective gold regions. Through its acquisition of PacMin it has further consolidated these land positions while putting in place long term infrastructure necessary to maximise the realisation of both exploration and operating value from each of these regions.

The integration of the PacMin assets into Sons of Gwalia has been completed and the regional and corporate synergies have been substantially realised. While resource reviews have not been finalised, the production forecasts tabled have taken into account estimated reserve adjustments for both acquired assets. While some reductions were anticipated and taken into account in acquisition valuations the estimated additional loss of 250,000 ounces should be assessed on the basis that it represents only 8% of the Company's gold reserves and will be partially offset by additions at Safari and other satellites over the next two years.

To secure the continuity of the plan extensions to existing operations and new projects, developments will be required. As a consequence mine development and deferred mining expenditures will be higher in the December half reflecting pre-stripping programmes at Tarmoola, Marvel Loch and Carosue Dam. In the June half development expenditure is expected to slow as pre stripping and mine development for various new and extended projects are completed such that by 2003/04, or in 18 months time, the operations will be in a steady development and production balance and a significant cash flow source.

The plan that has been developed provides a solid basis to consolidate and improve the Company's production base and implement staged cost reduction programmes. Together with opportunities to enhance realised gold prices, the plan presents the Company with an opportunity to significantly enhance returns through improving operating margins.

In the context of the broader gold industry the three regional land positions and production centres represent a valuable asset which will deliver strong returns over the term of the plan with excellent potential for increased mine life.

ADVANCED MINERALS

PRODUCTION

SONS OF GWALIA ADVANCED MINERALS PRODUCTION						
Operation	**Unit**	**13 weeks ending 30.09.01**	**13 weeks ending 31.12.01**	**13 weeks ending 31.03.02**	**13 weeks ending 30.06.02**	**Rolling Annual Result**
Greenbushes Tantalum[b]						
- Produced	Lbs Ta_2O_5	243,433	253,667	329,097	338,969	1,165,166
- Sold		200,544	257,750	348,684	333,770	1,140,748
Wodgina Tantalum[b]						
- Produced	Lbs Ta_2O_5	179,702	157,545	258,903	377,525	973,675
- Sold		185,691	172,714	217,406	298,500	874,311
TOTAL TANTALUM PRODUCED		**423,135**	**411,212**	**588,000**	**716,494**	**2,138,841**
TOTAL TANTALUM SOLD		**386,235**	**430,464**	**566,090**	**632,270**	**2,015,059**
Tin						
- Produced	Tonnes	266	187	193	183	829
- Sold		261	190	172	188	811
Lithium/Spodumene						
- Produced	Tonnes	19,829	29,941	22,036	29,406	101,212
- Sold		20,836	35,511	16,187	17,631	90,165
Kaolin						
- Produced	Tonnes	0	0	0	0	0
- Sold		120	113	40	120	393
Murray Basin JV[a]						
Rutile Produced	Tonnes	3,443	3,020	3,983	6,358	16,804
Zircon Produced	Tonnes	847	565	912	1,389	3,713
TOTAL HM PRODUCED		**4,290**	**3,585**	**4,895**	**7,747**	**20,517**

(a) All figures are 100%.

(b) Ta figures include production from various tribute contracts

ADVANCED MINERALS – SALES

The tantalum sales for the quarter represent the third quarter on quarter increase recorded for the Company. As a result, the total sales recorded for the year were slightly in excess of the forecast 2 million lbs advised in previous Company reports.

As a result of the early completion of the Tantalum Expansion Project, and the outstanding early production performance of both the Wodgina and Greenbushes mines, there has been a slight build up in finished goods stocks to a total of approximately 100,000 lbs of contained Ta_2O_5. As previously advised, it is proposed to manage production levels over the medium term to maintain an inventory position of approximately 200,000 lbs over and above contractual commitments. This will mean an approximate tantalum production increase of 20% at Wodgina and similar tantalum production levels at Greenbushes over the 2002/03 financial year.

The Tantalum market continues to show modest improvement across various areas of demand and geographic regions. However, it is apparent inventories are still impacting various points on the supply chain and as a consequence, demand growth for raw materials still appears to be slow. The Company has continued to deliver product in line with its contract commitments and is currently monitoring and assessing market conditions. A production target of 2.3 million lbs for the 2002/03 fiscal year has been set, consistent with existing contract commitments.

ADVANCED MINERALS – PRODUCTION

Greenbushes Mine

Solid performance at nameplate capacity continued throughout the quarter as the expanded tantalum plant was brought to steady state operation and performance optimisation commenced as part of the ongoing business improvement programme. The full year production of **1.17 million lbs** of Ta_2O_5 was a record, and represents a 24% increase over the preceding year.

Tantalum sales of **333,770 lbs** were in line with contract commitments.

The gradual transfer of open cut operations from the Cornwall Pit to the Central Lode area continued according to schedule. The Central Lode is a lower grade orebody that will be mined using bulk mining techniques. While grades are lower than the Cornwall ore zones, the strip ratio in the Central Lode is only 1:1 with very little associated pre-development costs. Tantalum production levels will be maintained by increasing throughput in the expanded processing plant in addition to blending the increasing contribution of the high grade underground ore. In the 2002/03 fiscal year, Central Lode will contribute approximately 50% of feed and approximately 75% of feed thereafter. A blend of Cornwall and underground ore will make up the balance in 2002/03, with underground being the sole additional source from 2004 onwards.

Development of the underground mine proceeded according to schedule. Within two years it is planned that the high-grade underground ore will contribute 25% of feed. The programme of infill underground diamond drilling reported last quarter continued. Seventy-four holes were completed during the quarter. Thirty-three significant intercepts of greater than four metres were recorded. Results to date confirm resource estimates used to plan the underground development and are consistent with achieving targeted production schedules.

Interval (m)	Grade		Downhole Start (m)	Depth Below Surface (m)
	Ta_2O_5 (ppm)	Sn (ppm)		
11.8	518	1,690	86.0	302
9.6	841	2,370	55.2	249
6.7	544	1,480	58.6	270
5.9	1,723	3,500	82.2	372
9.1	823	890	128.7	259
9.2	536	2,050	102.3	397
14.3	590	740	68.7	280
12.5	508	570	82.5	240
13.4	512	470	124.0	305
16.1	1,169	430	105.1	282
14.3	633	810	74.6	265
16.9	903	760	129.4	314

A resource development RC drilling programme to investigate open-ended extensions to the Central Lode commenced during the quarter. Some significant intercepts are tabulated below.

Interval (m)	Grade		Downhole Start (m)
	Ta_2O_5 (ppm)	Sn (ppm)	
70	256	148	surface
44	153	147	surface
90	231	93	surface
56	152	260	surface
34	162	90	surface
16	161	130	surface

Wodgina Mine

Solid performance at nameplate capacity was achieved through the quarter as the expanded tantalum plant was brought to steady state operation and performance optimisation commenced as part of the ongoing business improvement programme. The full year production of **0.97 million lbs** of Ta_2O_5 was a record, and represents at 41% increase over the preceding year.

Sales recorded for the quarter were **298,500 lbs** which was in line with contract commitments.

Murray Basin Mineral Sands Joint Venture (50%)

During the quarter, the Wemen pilot/production operation produced **6,358 tonnes** of rutile and **1,389 tonnes** of zircon.

Final mineral dressing of a shipment of semi finished ilmenite at the Cable Sands Mineral Processing Plant in Bunbury was successfully completed as planned. Total on specification ilmenite production for the year was **30,567 tonnes** – 15,000 tonnes of that was co shipped to North America with 5,000 tonnes of rutile during the quarter.

A considerable improvement in overall performance of the Wemen Mine, which has now achieved 80% of target production rate in the quarter, is now evident. There are still ongoing issues to be resolved with the mining of indurated ore zones and final tuning of the electrostatic circuit at the separation plant. However, progress has been encouraging, and the experience gained will be invaluable for future planning of the second stage of the Murray Basin Development Project.

Wemen Mine

The original target mining rates could not be achieved because the Wemen ore was more indurated (overburden containing hard siliceous bands) than had been forecast in the feasibility studies. The situation was addressed by modifying the dredge to deliver more break out power at the cutting head, modifying operating practices and re-optimisation of the mine design at higher cut off grade. Although the higher cut off grade will reduce the life of the Wemen Mine, recent exploration success has identified additional resources at the nearby high grade Ouyen Project, that are capable of extending the life of the operation well beyond the initial six years originally intended for Wemen.



Wemen Mine Performance
HMC - Tonnes per week
2500
2300
2100
1900
1700
1500
1300
1100
900
700
500
Nov
Dec
Jan
Feb
Mar
Apr
May
Jun
July
HMC
HMC Target

As can be seen from the performance charts, the mining rates in December 2001 were approaching target as the proportion of indurated material was relatively low. However, as operations progressed, a higher level of induration was encountered. Since April, a range of initiatives were introduced and have progressively improved performance, with the full quarter result reflecting an average 80% compared to target. Performance has continued to improve in July.

Mineral Separation Plant

In the Mineral Separation Plant (MSP) initial difficulties with the electrostatic circuit associated with the unusually coarse grainsize of the valuable heavy mineral suite have been addressed by installing a more robust heat management system, upgrading the separation equipment, and further improvements are in progress.


MSP Performance
Rutile - Tonnes per week
800
700
600
500
400
300
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100
0
Nov
Dec
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Jun
July
Rutile
Rutile Target

The physical circuit changes have been progressively implemented and are yielding a steady performance improvement.

ADVANCED MINERALS – EXPLORATION

Murray Basin Mineral Sands Exploration Joint Venture (SGW 50%)

A resource definition drilling programme has been completed on the recently discovered Galileo, Mercury and Titan mineral sands deposits in the Ouyen Project, 35 kilometres south-west of the Wemen mine, in Victoria. The drilling defined the three strands over a strike length of 13 kilometres. Resource estimates using a polygonal-sectional method have been made at 1% and 2.5% lower-grade cut-offs:

Resources		1% HM cut-off			2.5% HM cut-off		
Strand	JORC Category	Tonnage (Mt)	Grade (% HM)	Contained HM (Mt)	Tonnage (Mt)	Grade (% HM)	Contained HM (Mt)
Galileo	Indicated	9.8	9.9	1.0	6.6	13.8	0.9
Galileo	Inferred	13.4	4.2	0.6	6.1	7.3	0.5
Mercury	Indicated	33.5	5.7	1.9	16.8	9.9	1.7
Titan	Indicated	8.0	5.3	0.4	4.4	8.2	0.4
Total		**64.6**	**6.0**	**3.9**	**33.9**	**10.0**	**3.4**

An Inferred Mineral Resource estimate has also been made from drilling at the Cavalier Prospect, 45 kilometres south-west of the Birthday Gift deposit in New South Wales. The estimate of 26 million tonnes at 3.3% heavy mineral for 0.9 million tonnes of heavy mineral was made by a polygonal-sectional method using a 1% heavy mineral lower-grade cut-off.

Following incorporation of these estimates, the resource inventory for the project, excluding the reserve at the Wemen mine, currently stands at 20 million tonnes of heavy mineral. This compares favourably with the Douglas Project's 21 million tonnes.

CORPORATE

Ginkgo/Snapper Project

Sons of Gwalia owns an effective 37% interest in the Ginkgo/Snapper Mineral Sands project in the northern Murray Basin through a shareholding in BeMax Resources and a direct 25% beneficial interest through Probo Mining Ltd.

During the quarter, Bemax completed a placement of 14% of its issued capital, leaving the Company's interest at 16.6% in that company. The funds were used to continue to develop the Ginkgo Mineral Sands Project in partnership with Sons of Gwalia.

During the quarter, work continued on negotiating bankable off take arrangements with prospective customers and completing additional drilling and testwork in order to optimise design flowsheets.

Development approval for both the Ginkgo Mine site and Broken Hill Mineral Separation Plant have been received by the Joint Venture.

The Joint Venture has also taken the decision to commence work towards completing a feasibility study over the high grade nearby Snapper deposit.

FINANCE OVERVIEW

As at 30 June 2002, the Company had:

- cash and cash equivalent on hand of approximately A$70 million;
- US$170 million of private placement notes outstanding with an A$ value of A$300 million; and
- A$ facilities of $90 million drawn to $23 million.

GOLD HEDGE BOOK

A summary of the hedge position at 30 June 2002 is as follows:

Sons of Gwalia Gold Hedging Summary				
		A$ Contracts	US$ Contracts	Total
Put Options	oz	2,565,500	-	2,565,500
Convertible Puts/Forwards	oz	209,760	-	209,760
Forward Sales	oz	1,533,901	523,341	2,057,242
Average Hedged Price/oz	$	587	335	

The Company delivered all gold produced for the June 2002 quarter at an average price of A$592 per ounce. The average spot price for the quarter was A$568 per ounce.

In addition to the hedge book as tabled above, the Company has granted 788,210 ounces in calls and contingent calls. 713,110 ounces are denominated in A$, of which 215,850 ounces will only come into existence should the spot price exceed certain barriers at particular dates in the future. The remaining 75,100 ounces are denominated in US$.

The current mark to market value of the Company's gold hedge and options book is negative $617 million. This calculation was based on a spot gold price of A$562 (US$318.50 gold price and 0.5664 A$/US$ exchange rate).

A table of the Company's consolidated gold hedge position is included in this Quarterly Report in accordance with the Australian Gold Council recommended format. Further information on the Company's gold hedging programme is available on the Company's website at www.sog.com.au.

Gold Foreign Exchange

As part of its gold hedging programme, the Company has sold forward US$42 million for delivery between September 2002 and December 2006 at an average rate around A$/US$ 0.65. As well, a sold call for US$2.5 million at 0.70 resulting from the PacMin acquisition is due to mature in September 2002.

US$39 million in contingent US$ call options were also outstanding at 30 June 2002. These contracts have an average strike of 0.70 and mature between December 2002 and May 2005. They will not represent hedging commitments on the Company unless the A$/US$ exchange rate is below certain rates at particular dates in the future.

Advanced Minerals Foreign Exchange

Consistent with its hedging objectives, the Company continued to deliver into foreign exchange contracts during the quarter as they fell due.

Taking into account forward exchange contracts and sold US$ call options, the Company's hedging commitments total US$890 million. These contracts are spread over approximately six years covering contracted and forecast US$ revenues over the period. US$636 million is hedged via forward exchange contracts at an average of 0.70 extending to September 2008. US$254 million has been committed via US$ call options sold at an average 0.69 strike, which mature between July 2002 and September 2006.

US$284 million in contingent US$ call options were also outstanding at the end of the quarter. These contracts have an average rate slightly under 0.73, but do not represent hedging commitments for the Company unless the A$/US$ exchange rate is below certain rates at particular dates in the future. These contracts mature between September 2002 and July 2007. Of these contingent calls, US$98 million will cease to exist should the exchange rate be above US 57 cents prior to expiry and US$57 million will also knock out if the exchange rate is above US 64 cents. An additional US$129 million, due in Year 2004-2005 and 2005-2006, will knock out should the exchange rate be above US 65 cents prior to expiry.

There are no margin calls in relation to any of the Company's hedging arrangements.

GWALIA

GOLD HEDGING SCHEDULE AT 30 JUNE 2002

		2002/03	2003/04	2004/05	2005/06	Balance	Total
Forward sales							
A$ denominated		220,142	195,700	268,800	284,187	565,072	1,533,901
ENRP		544	619	575	537	566	566
US$ denominated		24,000	62,600	109,400	43,580	283,761	523,341
ENRP		378	368	339	324	324	335
Put options purchased							
A$ denominated		434,000	448,000	281,500	428,333	973,667	2,565,500
ENRP		592	602	599	598	604	600
Convertible puts							
A$ denominated		0	0	0	0	30,000	30,000
ENRP		0	0	0	0	640	640
Convertible forwards							
A$ denominated		0	0	29,960	29,960	119,840	179,760
ENRP		0	0	560	560	560	560
Calls sold							
A$ denominated		80,800	76,000	88,760	125,100	126,600	497,260
ENRP		530	525	562	558	562	550
US$ denominated		75,100	0	0	0	0	75,100
ENRP		324	0	0	0	0	324
Contingent calls sold							
A$ denominated		42,900	87,150	42,900	42,900	0	215,850
Strike		525	550	525	525	0	535
Trigger		540	581	540	540	0	556
Calls purchased							
A$ denominated		0	0	95,040	54,720	38,400	188,160
ENRP		0	0	653	654	658	654
Committed ounces - A$ hedging	(1)	343,842	358,850	430,420	482,147	841,512	2,456,771
ENRP/Strike A$/oz		539	583	566	543	567	560
Committed ounces - US$ hedging	(1)	99,100	62,600	109,400	43,580	283,761	598,441
ENRP/Strike US$/oz		337	368	339	324	324	333
Uncommitted - A$ hedging	(2)	434,000	448,000	281,500	428,333	973,667	2,565,500
ENRP/Strike A$/oz		592	602	599	598	604	600
Total committed/uncommitted	(3)	876,942	869,450	821,320	954,060	2,098,940	5,620,712

ENRP is after allowing for gold lease rates at an average of 1.52% on 4,359,434 ounces. Of the remaining hedges, 785,326 ounces are hedged at fully fixed gold lease rates and 475,952 ounces are hedged on an indexed lease rate basis.

260,000 ounces in 2003/04 and 2004/05 are subject to a variable price arrangement under which the price received will vary with the spot price at maturity. Based on a spot price at period end of A$562, the Company would receive a price improvement of A$102 per ounce. The effect of this price improvement is included in the ENRP calculation above.

(1) Committed ounces comprise forward sales, variable price forwards, convertible puts and forwards and sold calls
(2) Uncommitted hedging comprises puts.
(3) The mark-to-market value of the gold hedge book at 30 June 2002 was negative A$621 million.
(4) The mark-to-market value of the gold foreign exchange hedge book at 30 June 2002 was negative A$24 million.

INVESTOR INFORMATION

Directors

P K Lalor	Executive Chairman
M Cutifani	Managing Director
C J Lalor	Executive Director
T A Lang	Non-Executive Director
Prof. M R Richmond	Non-Executive Director

Senior Group Management

M H Adams	General Mgr, Gold Division
M D Bale	General Mgr, Advanced Minerals Division
C W Foley	General Mgr, Legal & Commercial
M J Langridge	General Mgr, Projects
J D Lilly	General Mgr, Business Improvement
J Mackie	General Mgr, Human Resources
L Mignacca	General Mgr, Accounting
D A Paull	General Mgr, Business Development
S T Pearce	Chief Financial Officer
M Russell	General Mgr, Technical Services
K P Watkins	General Mgr, Exploration

Issued Capital

The current issued capital of the Company is 165,233,720 shares.

Major Shareholders

Commonwealth Bank of Australia
Teck Cominco Limited
Permanent Trustee Company
Cabot Corporation

ADR Depository

Citibank NA
111 Wall Street
New York NY 10043
USA
Tel: (1 212) 657 7321
Fax: (1 212) 759 1649

Shareholder Enquiries

Matters relating to shares held, change of address, tax file number and dividends should be directed to the Share Registry:

Computershare Investor Services Pty Limited
Level 2, Reserve Bank Building
45 St George's Terrace
Perth WA 6000
Tel: (618) 9323 2000
Fax: (618) 9323 2033
Website: www.cshare.com.au

Registered and Principal Office

16 Parliament Place
West Perth WA 6005
Tel: (618) 9263 5555
Fax: (618) 9481 1271
Email: gwalia@sog.com.au
Website: www.sog.com.au

Enquiries concerning this Report may be directed to:

Peter Lalor – Executive Chairman
Mark Cutifani – Managing Director
Chris Lalor – Executive Director, Legal & Commercial
David Paull – General Manager, Business Development

This Report is also available on our website: www.sog.com.au

18.07.02

Unless otherwise noted:

Reference to Ore Reserves and Resources contained in this Report are based on, and accurately reflect, information compiled by Mr Clay Gordon, a full-time employee of the Company, who is a Corporate Member of the Australasian Institute of Mining and Metallurgy and has had in excess of five years experience in his field of activity.

The information contained in the report to which this statement is attached that relates to the Wemen Ore Reserves is based on information compiled by Mr Diederik Speijers. The information contained in the report to which this statement is attached that relates to the remaining mineral sands Mineral Resources is based on information compiled by Mr Ian Shackleton. Both are members of The Australasian Institute of Mining and Metallurgy. Mr Speijers is employed by mining consultants McDonald Speijers and Mr Shackleton is a full time employee of Murray Basin Titanium Pty Ltd, of which Sons of Gwalia is a joint venture partner. Both Mssrs Speijers & Shackleton have sufficient experience which is relevant to the style of mineralisation and type of deposit under consideration and to the activity he is undertaking to qualify as a Competent Personas defined in the 1999 edition of the Australian Code for Reporting of Mineral Resources and Ore Reserves. Both Mr Speijers & Shackleton consent to the inclusion in the report of the matters based on their information in the form and context in which it appears.

Australian Gold Council
Level 16
99 Walker Street
North Sydney NSW 2000
Tel: (612) 9923 2446
Fax: (612) 9923 1130
Email: email@australiangold.org.au